NEWS RELEASE

March 3, 2008

Symbol:	Canada TSX.V – TVC
Frankfurt – TGP

Tournigan Completes Acquisition of US Uranium Interests

Vancouver, March 3, 2008 – Tournigan Gold Corporation (TVC:TSX-V; TGP:Frankfurt) announced today that it has completed the acquisition of 100% interest in its US uranium properties from Sweetwater River Resources LLC ("Sweetwater"). Prior to the acquisition, the Corporation's interests in the properties were held through its option agreement with Sweetwater.

In accordance with the terms of the Option Transfer and Amendment Agreement (the "OTA Agreement") the Corporation has made cash payments totalling $642,000, of which $100,000 has been placed in escrow pending rectification by Sweetwater of certain minor deficiencies in land tenure reports which is expected to occur within four months. The Corporation has also issued 340,000 common shares to Sweetwater. Pursuant to regulatory requirements, the common shares issued upon closing are subject to a four-month hold period.

"With this acquisition completed we now have 100 per cent interest in all of our uranium properties in both the US and Slovakia," said James Walchuck, Tournigan's President and CEO. "We continue to develop these properties with additional exploration and drill programs planned on both continents this year."

About Tournigan

Tournigan is a mineral resource company that has built a portfolio of highly prospective uranium and gold properties in both Europe and North America. The company has obtained licenses in countries that are economically and politically stable, have good infrastructure, and a highly educated population.

On behalf of the Board of Directors of

TOURNIGAN GOLD CORPORATION

        "James Walchuck"

James Walchuck, President and CEO

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation's future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation's ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold and uranium price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Ireland, Slovakia or other countries in which the Corporation does or may carry on business in the future; risks of sovereign investment; the speculative nature of gold and uranium exploration and development, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold and uranium exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in reports filed by the Corporation with the Canadian securities administrators. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:
Knox Henderson, Tournigan Investor Relations, at +(604) 637-3563, or visit www.tournigan.com

1200 – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com